SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp: Relevant Fact" dated on October 21, 2008.

October 21, 2008 (03 pages)
For more information, please contact:
Norair Ferreira do Carmo
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: ncarmo@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – October 21, 2008) – Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP), in accordance to CVM Instructions # 319/199 and # 358/2002 and subsequent amendments, informs that its Board of Directors, on the meeting held on October 21, 2008, approved the propose that aims the corporate reorganization involving Telefônica Data do Brasil Participações Ltda. (“DABR”) and Telefônica Televisão Participações S.A. (“TTP”).

DABR is a holding company remained from the business line that operated investments in corporate telecommunications segments, which main asset was a stake in the capital stock of Telefônica Data Brasil Holding S.A., extinguished due its incorporation by TELESP in 2006, having received stocks that are representative of TELESP’s capital stock in the mentioned opportunity, in attendance to the exchange ratio fixed in the corresponding corporate act.

TTP is a TELESP’s wholly-owned subsidiary, which has stakes on Telefônica Sistema de Televisão S.A., A. Telecom S.A. and Telefônica Data S.A’s capital.

The transaction shell observe the following steps:

1st Step: DABR will be merged by TELESP, been extinguished the society and all of its shares as a result of the mentioned transaction. The shares of TELESP, previously owned by DABR, when the merger happens, will be directly transferred to the controlling shareholder, SP Telecomunicações Participações Ltda., with the maintenance of the same rights of outstanding shares issued by TELESP. DABR has a goodwill on its net equity resulted of shares received from TELESP, in the amount of R$ 185,511,658.82 (one hundred eighty five million, five hundred eleven thousand, six hundred fifty eight reais and eighty two cents). In accordance to the article 7 of the Law # 9,532/1997, as a result of the merger of DABR, the goodwill amortization will generate a tax benefit to TELESP in the amount of R$63,073,964.00 (sixty three million, seventy three thousand, nine hundred and sixty four reais). In accordance to the article 7 of CVM Instruction # 319/1999 and subsequent amendments, the amount equivalent to the tax benefit of the goodwill will be accounted on TELESP’s Shareholders Equity, on Goodwill Special Reserve line. The Goodwill amortization afore mentioned, and in accordance to the article 7 of CVM Instruction # 316/1999, the share of Goodwill Special Reserve that corresponds to the tax benefit that TELESP will earn, will be matter of capitalization to the Company’s controlling shareholder – SP Telecomunicações Participações Ltda. – in future increases of

TELESP’s capital, when will be assured to the remaining shareholders the right of preference to subscription of the mentioned capital increases, and if necessary, the amount paid by these shareholders will be delivered to the controlling shareholder. In accordance to the paragraph 2 of article 7, the capitalization of the share of Goodwill Special Reserve, which corresponds to the tax benefit, will be accounted by the end of each Fiscal Year and as the benefit represents an effective decrease on taxes paid by TELESP. The goodwill registered in the DABR’s equity has an economic base on the perspective of future profitability. TELESP may have a economic advantage of the mentioned goodwill, as DABR merger will allow the goodwill transference and its amortization at TELESP, providing the use of that tax credit, that will correspond to a future effective decrease on TELESP’s tax and social contribution, resulting in an improve of the company’s cash flow. The operation of the merger of DABR and the goodwill amortization that will be accounted as deferred asset of TELESP, will be structured to avoid the transference of any debt to TELESP, as well as to avoid any negative impact on the Company’s future results. TELESP will absorb the other items of the DABR net equity, resulting in a capital increase of R$ 281,894.93 (two hundred and eighty one thousand, eight hundred and ninety four reais and ninety three cents), without issue of new stocks by TELESP, resulting, therefore, in an increase of the stock price to the whole current shareholders.

2nd step: TTP will be merged by TELESP, been extinguished the society and cancelled the whole stocks due this transaction. The investment register of TELESP on TTP will be replaced by the receiving of the net equity to be merged on the corresponding equity account, without any capital stock increase or TELESP stock issue. The acquisition of TTP by TELESP in 2007 resulted in a accounting register of a goodwill, in the amount of R$ 848,307,925.49 (eight hundred and forty eight million, three hundred and seven thousand, nine hundred and twenty five reais and forty nine cents), based on future profitability. With the merger of TTP, TELESP may get economic advantage of the mentioned goodwill, besides make easier the activities and decrease administrative expenses related to management. The goodwill amortization will result in a tax benefit to TELESP, in the amount of R$ 288,424,694.67 (two hundred and eighty eight million, four hundred and twenty four thousand, six hundred ninety four reais and sixty seven cents).

The equities of TTP and DABR, aiming the merger, were evaluated by accounting value on September 30, 2008 and October 17, 2008, respectively, by the independent evaluation made by the company Hirashima & Associados Ltda., simple limited society, with headquarter in the Capital of São Paulo, at Rua Florida, # 1,758 conjunto 11, under CNPJ/MF # 005,215,691/0001-64, registered at the 9° Oficial de Registro Civil da Pessoa Jurídica under # 7711, and at Conselho Regional de Contabilidade do Estado de São Paulo under CRC/SP # 2SP022465/O-4, which appointment must be ratified at the TELESP’s General Shareholders Meeting. The equity variations occurred between the balance base date and effective approval date of the mergers will be absorbed by TELESP. The experts afore mentioned declared that they don’t have any conflict or interest communion, current or potential, with TELESP’s controlling or minority shareholders or merged companies, nor the matter of this relevant fact.

The resolutions will be taken by members and/or shareholders of involved companies and will be formalized through a corporate act applicable to the respective corporate types. TELESP’s Bylaws will be adapted to reflect changes resulted from this transaction, significantly the capital stock increase, in the amount of R$ 6,575,197,959.21 (six billion, five hundred and seventy five million, one hundred and ninety seven thousand, nine hundred and fifty nine reais and twenty one cents) to R$ 6,575,479,854.14 (six billion, five hundred and seventy five million, four hundred and seventy nine thousand, eight hundred and fifty four reais and fourteen cents), without stock issue, and it will still continue with 506,237,272 shares, in which 168,819,870 are common shares and 337,417,402 are preferred shares, all by book value, without face value.

TELESP’s Board of Directors understands the merge between DABR and TTP, reflects Company and shareholders’ aims and will allow the improvement of synergies, the reduction of managing risks, the simplification of corporate and administrative organization, costs reduction, but also the opportunity of getting the tax benefit and the Company’s cash flow improvement and, as a consequence, to its shareholders.

It is estimated that about R$ 198,000.00 (one hundred, ninety eight thousand reais) are connected with costs generated by the matter of its relevant fact, including publication expenses, working up of report and fees’ appraisers, consultants and lawyers.

Companies merged do not have liability contingencies not registered which, as a consequence of the matter of its relevant fact, would be undertaken by TELESP.

Considering the absence of non-controlling shareholders in the merged companies, the right of withdraw will not be applicable on the matter of its relevant fact.

The matter of this Relevant Fact won’t be submitted to the approval of Brazilian or foreign regulatory or competition defense’s authorities.

Are available to TELESP’s shareholders, as of this date, the documents related to the matter of this Relevant Fact, including the respective Merger Protocols and Justification Instruments and Evaluation Reports of the Shareholders Equities of the merged companies, which can be analyzed at TELESP’s headquarter, at Rua Martiniano de Carvalho, 851 – São Paulo – SP (17th floor – Investor Relations), at Comissão de Valores Mobiliários – CVM and at Bolsa de Valores de São Paulo – BOVESPA. These documents are also available on the TELESP’s website (www.telefonica.com.br), CVM’s website (www.cvm.gov.br) and BOVESPA’s website (www.bovespa.com.br).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	October 21, 2008	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director